Exhibit 99.1

FAQ

WHY WE WANT TO ACQUIRE MONSANTO

The agriculture industry is at the heart of one of the greatest challenges of our time: how to feed an additional three billion people in the world by 2050. This number represents about six times the population of Europe today.

At Bayer, we are passionate about tackling large societal challenges through innovation, science and with responsibility.

It is our core capability to develop innovative businesses in the life sciences and turn them into leaders, creating superior value for our shareholders, employees and society at large.

The planned combination with Monsanto is such an extraordinary opportunity to create a global leader in the agricultural industry.

Monsanto is a perfect match to our agricultural business. We would combine complementary skills with minimal geographic overlap:

•                  We at Bayer have a leading position in crop protection.

•                  Monsanto is extremely strong in seeds and traits.

•                  So jointly we would be an innovation powerhouse to address farmer’s future needs.

•                  This is particularly exciting in advancing digital farming.

The proposed acquisition of Monsanto is strategically compelling and completely logical. It would create value for shareholders, customers and employees of both companies alike.

Our all-cash offer is compelling for Monsanto’s shareholders and represents a premium of 37 percent to the undisturbed share price. We also expect to create significant synergies and be earnings accretive in the first full year after completion. We have a proven track record of integrating businesses and achieving the synergy and value targets we set ourselves.

At the same time we believe that we would be excellent owners of the Monsanto business. Bayer has a well-deserved reputation of acting with the utmost responsibility.

•                  We would use our joint innovative capabilities to ensure that farmers can optimize their harvests without compromising the environment.

•                  This is what the name Bayer and all of our more than 100,000 employees around the world stand for — Science For A Better Life.

RATIONALE & STRATEGY

1.              Why are you doing this?

•                  The agriculture industry is at the heart of one of the greatest challenges of our time: how to feed an additional 3 billion people in the world by 2050.

•                  At Bayer, we are passionate about tackling large societal challenges through innovation, science and with responsibility.

•                  We have always said that Crop Science is an integral part of our Life Science portfolio.

•                  It would be a compelling opportunity to develop leadership positions in all our Crop Science businesses and to reinforce Bayer as a Life Science company.

•                  For us, this transaction is the next logical step to drive our Life Science focus and an opportunity to create a global leader in the agricultural industry able to advance the next generation of farming.

2.              And why now?

•                  The proposed transaction is the result of a detailed review conducted over a long period.

•                  We believe the transaction would be a compelling opportunity to develop leadership positions in all our Crop Science businesses.

•                  We are convinced that now is the right time to move forward with the proposed combination which offers attractive synergy potential and is expected to provide Bayer shareholders with core EPS accretion by mid-single digit percentage in the first full year after closing and double-digit percentage thereafter.

3.              Is this a divergence of Bayer’s overall strategy? Why are you considering an acquisition in Crop Science as opposed to Pharmaceuticals?

•                  It is our stated strategy to develop leadership positions in all our Life Science businesses: the acquisition of Monsanto would be a compelling opportunity to establish a leadership position in the Agricultural industry, which has attractive long-term growth prospects.

•                  At the same time, it reinforces Bayer as a global innovation-driven Life Science company with a deepened position in a long-term growth industry.

•                  As part of its strategy, Bayer will continue to develop all of its businesses in Pharmaceuticals, Consumer Health and Animal Health.

•                  We will continue our successful strategy post-transaction. Our strategy of achieving profitable growth in innovation-driven growing markets remains intact.

•                  A transformational move of similar proportions in other divisions would not be possible due to lack of available targets and related high valuation levels.

4.              What opportunities do you see for future growth of the combined businesses?

•                  This transaction would create an integrated provider of Ag-solutions that we believe is capable of generating substantial value for Bayer shareholders.

•                  Together, we would draw on the collective expertise of both companies to build a leading agricultural player with exceptional innovation and R&D capabilities, to the benefit of farmers, our employees and the communities in which we operate. This transaction would bring together leading Seeds & Traits, Crop Protection, Biologics and Digital Farming platforms. Specifically, the combined company would benefit from Monsanto’s Seeds & Trait systems and Bayer’s broad Crop Protection portfolio across a comprehensive range of indications and crops.

•                  There is a high complementarity of the R&D pipelines in the short, mid and long term.

•                  In the short term, Bayer’s insecticide pipeline fits very well with the insect resistance seed based traits to enhance resistance management in soybeans. The new seed treatment Nematicide from Monsanto, fits perfectly to the strong Bayer Seeds treatment portfolio, offering significant opportunities. Mid-term, the wheat programs of both companies would be highly complementary. Also the data-based decision making will be a key driver to leverage the combined portfolio and pipeline. Long-term, the creation of the next generation Herbicide Trait system can be created with Bayer’s chemistry and the unique capabilities of Monsanto to modify the genetics of the major row crops.

5.              Do you consider Bayer primarily as a Crop Science company or a Healthcare company thereafter?

•                  We see ourselves as a Life Science company. As part of its strategy, Bayer will continue to develop all of its businesses in Pharmaceuticals, Consumer Health and Animal Health.

•                  Post transaction both our Healthcare businesses as well as the combined Crop Science businesses would contribute equally to overall group sales.

LOCATIONS AND COMPLEMENTARY FOOTPRINTS

6.              Where is Monsanto located, and what will happen to its headquarters?

•                  Monsanto’s headquarters is in St. Louis, Missouri, and it has multiple locations around the world. Under the proposed transaction, the combined company would have its global Seeds & Traits and North American commercial headquarters in St. Louis, Missouri, U.S., its global Crop Protection and divisional Crop Science headquarters in Monheim, Germany, and an important presence in Durham, North Carolina, U.S. as well as many other locations throughout the U.S. and around the world. Digital Farming for the combined company would be based near San Francisco, California.

7.              How much overlap do Bayer and Monsanto have, and which businesses have the most overlap? Are you prepared to divest any businesses?

•                  The businesses are highly complementary regarding geography and segments and we are convinced and committed to being able to resolve any potential regulatory concerns. We will evaluate all possible scenarios in preparation for this.

•                  In the meantime, it’s important we stay focused on the business and our current goals at hand.

CULTURE & INTEGRATION

8.              How will you overcome potential cultural barriers?

•                  We have long respected Monsanto’s business and know the company well.

•                  Bayer has always been an important technology supplier to Monsanto through trait, IP and trademark licenses in the seed technology area and Seed Treatments with a number of fungicides to complement our insecticides Gaucho, Poncho, Votivo and most recently ILeVO.

•                  During the last five years several collaboration discussions have been initiated, mostly related to the access to trait technologies in soybeans and cotton as well as assessing broader development opportunities for a new HT platform or even beyond, including crop protection, co-marketing and long-term R&D agreements.

•                  We can build on an extensive track record of integrating a diverse range of international businesses.

•                  Since 2005 we have acquired and successfully integrated a number of multi-billion Euro businesses.

•                  This includes for example the Schering acquisition which was comparable to Monsanto in terms of number of employees, but more complex in terms of scope of geographical coverage and the number of subsidiaries involved.

•                  We have generated significant value for our shareholders through acquisitions and are confident we will deliver on this combination too.

9.              Will there be layoffs associated with this acquisition?

•                  Importantly, this transaction is primarily about growth and investment, rather than cost cutting considerations.

•                  This combination would bring together two highly complementary businesses and would provide attractive opportunities for employees of both companies.

•                  We have a strong track record of successful transactions in the past.

•                  The guiding principle will be our long-standing commitment to deliver secure and attractive workplaces.

•                  It is far too early to discuss integration details at this stage. However we currently envisage the global Seeds & Traits and North American commercial headquarters in St. Louis, Missouri, U.S., its global Crop Protection and divisional Crop Science headquarters in Monheim, Germany, and an important presence in Durham, North Carolina, U.S. as well as many other locations throughout the U.S., and around the world. Digital Farming for the combined business would be based near San Francisco, California, U.S.

10.       What is the timeline for the integration? When do you expect the integration to be complete?

•                  If a deal is reached with Monsanto, until closing, Bayer and Monsanto would continue to operate as independent companies. We have a strong track record of successfully integrating acquisitions in a timely manner.

•                  We foresee no impediments to effectively integrating our respective organizations, especially given our complementary business segments, geographies, and success-driven cultures. That said, it would be premature at this stage to comment on an estimated integration timeline.

11.       How does this transaction impact Crop Science employees?

•                  Importantly, this transaction is primarily about growth and investment, rather than cost cutting considerations.

•                  This combination would bring together two highly complementary businesses and will provide attractive opportunities for employees of both companies. We have a strong track record of successful transactions in the past.

•                  The guiding principle will be our long-standing commitment to deliver secure and attractive workplaces. It is far too early to discuss integration details at this stage. However we currently envisage the global Seeds & Traits and North American commercial headquarters in St. Louis, Missouri, U.S., its global Crop Protection and divisional Crop Science headquarters in Monheim, Germany, and an important presence in Durham, North Carolina, U.S. as well as many other locations throughout the U.S. and around the world. Digital Farming for the combined company would be based near San Francisco, California.

12.       How will you ensure that you are retaining the best people during the integration process?

•                  Bayer is committed to a fair and transparent approach throughout the process. It is Bayer’s intent to retain key personnel in order to grow the valuable brands that we are acquiring.

•                  The integration will draw on the strength of talent from both organizations, as this has been successfully done in the past, to create an even stronger combined organization going forward.

INNOVATIVE SOLUTIONS FOR FARMERS

13.       How will the two businesses combined deliver incremental innovation compared to each business in its stand-alone case?

•                  This transaction would create an integrated provider of Ag-inputs that we believe is capable of generating substantial value for both companies’ shareholders. The combined R&D portfolio of Bayer and Monsanto would have exceptional depth, reach and great commercial potential.

•                  Both companies have attractive pipelines over short-, medium- and long-term with potential for further incremental innovation to address key challenges in Ag space in a new way. Combined, these initiatives should generate significant value for society at large as it actively addresses the challenge of feeding about 10 billion people by 2050 in a sustainable way, and helps make the agricultural economy more productive.

14.       Can you please give some examples for the combined innovation power and the benefits this will deliver for farmers?

•                  Immediately, farmers would benefit from a broad portfolio providing a superior product offering and tailor-made solutions across all crops in all geographies. In the mid to long-term, the combined R&D portfolio of Bayer and Monsanto will have exceptional depth, reach and great commercial potential.

•                  Firstly, advancement of our Digital Farming capabilities will help farmers to improve optimization of inputs with corresponding improvement in yields.

•                  Secondly, focus on entirely new solutions across Seeds & Traits, Crop Protection and Biologics Seeds, Traits and Crop Protection that are designed to help farmers succeed.

15.       With further industry consolidation will farmers see price increases?

•                  The idea is about combining two complementary businesses. The relevant markets will continue to be highly competitive. Our goal is to help farmers increase their productivity and profitability, while ensuring an adequate basic supply of healthy, safe and affordable food.

SHAREHOLDER VALUE

16.       What is the amount of synergies?

•                  Initially, we expect annual earnings contributions from total synergies of approximately USD 1.5bn after year three plus additional integrated offer benefits in future years.

•                  We aim to further validate our synergy estimates once we have had access to due diligence and a chance to work with the Monsanto team.

•                  We have analyzed the businesses and fit using our industry expertise as well as publicly available data including a broader set of comparable transactions.

17.       Could you give us a quantification of the earnings growth you are anticipating for the combined business?

•                  The combination offers attractive synergy potential and is expected to provide Bayer shareholders with core EPS accretion by mid-single digit percentage in the first full year after closing and double-digit percentage thereafter. The transaction will also enhance Bayer’s margin profile. We are not prepared to provide further details at this point in time.

18.       Could you give us a quantification of the cash generation improvement you are anticipating for the combined business?

•                  We are confident that the combined businesses will generate strong cash flow from a combination of enhanced topline growth and from realization of the broad based integrated offering. Initially, we expect annual earnings contributions from total synergies of approximately USD 1.5bn after year three plus additional integrated offer benefits in future years. We are not prepared to provide further details at this point in time.

FINANCING & ABILITY TO CLOSE

19.       Will you divest any assets in order to support the financing of the transaction?

•                  None of our businesses need to be sold to finance the proposed transaction. Independent from that, the strategic reviews and the development of our businesses will continue as usual. We are also fully committed to strengthening all of our businesses with significant organic investments in Pharmaceuticals, Consumer Health and Animal Health. This includes investments in our research and development pipeline as well as our sites.

20.       How do you plan to finance the deal?

•                  Bayer intends to finance the Enterprise Value corresponding to the transaction with approx. 25% of equity, consisting primarily of rights offering with the remainder financed with debt. Bayer is confident in its ability to finance the transaction based on advanced discussions and support by its financing banks (Bank of America Merrill Lynch and Credit Suisse). The strong cash flow generation of the combined business as well as Bayer’s track record of disciplined deleveraging after large acquisitions would enable rapid deleveraging post-acquisition. This is in line with Bayer’s target of an investment grade rating immediately after closing of the transaction and Bayer’s commitment to the single “A” credit rating category in the long term.

21.       Are you comfortable with the amount of debt needed to finance this transaction?

•                  We target an investment grade rating immediately after closing of the transaction and remain fully committed to the single “A” credit rating category in the long term. The enhanced cash flow generation profile of the group post closing on the one hand side plus our strong track record of consequent deleveraging after large acquisitions in the past on the other hand should both support a quick recovery of financial rating ratios.

COMMITMENT TO THE US

22.       Why is this transaction good for the U.S.?

•                  Together with Monsanto, Bayer would be able to enhance our commitment to the U.S. Bayer has a 150-year history in the U.S. We currently have more than 12,000 employees in the US (excluding Covestro), with a brand that is broadly recognized and trusted. In addition, Bayer has invested €433 million in Capital Expenditures in its Life Science businesses in the U.S. and has supplied almost €8.6 billion in products to the U.S. market, which is a testament to our ongoing commitment to this country.

23.       Do you expect significant consumer or political opposition in the US to a foreign acquirer?

•                  Bayer has a deep commitment and long-standing presence in the U.S., with 150-year history there:

•                  We have more than 12,000 employees (2015) in the U.S. — excluding Covestro (~2,500)

•                  We have invested EUR 433 million in Capital Expenditure in our Life Science businesses in the US and have generated €8.6bn in revenue in 2015.

•                  This combination would serve to deepen that commitment

•                  We currently envisage the global Seeds & Traits and North American commercial headquarters in St. Louis, Missouri, U.S., its global Crop Protection and divisional Crop Science headquarters in Monheim, Germany, and an important presence in Durham, North Carolina, U.S. as well as many other locations throughout the U.S., and around the world. Digital Farming for the combined business would be based near San Francisco, California, U.S.

•                  We believe the combination will also generate substantial benefits for farmers, our combined employees, and society more broadly as it actively addresses the challenge to feed about 10 billion people by 2050 in a sustainable way, and helps make the agricultural economy more productive.

SUSTAINABILITY

24.       What is the sustainability practice of Bayer in agriculture? Could these practices also be adopted by the new company?

•                  Bayer is all about putting science to work, and we develop better and new solutions for the needs and challenges that our society faces. One of the most pressing challenges in the near future is the combat against hunger, with the world’s population growing by more than three billion people by 2050. The growing food gap can only be closed with innovation and science. Innovation is deeply rooted in our DNA and so is sustainability.  Bayer is one of very few companies worldwide to have in 2015 qualified for the 16th time in succession for the Dow Jones Sustainability World Index (DJSI World), a quality seal for sustainable investments. Under the umbrella of the “Bayer Forward Farming Initiative” Bayer runs a multitude of initiatives to support in particular sustainable agriculture. Within its “Bee Care Program” Bayer combines all activities in the area of pollinator health and pollinator safety. Respective “Bee Care Centers” exist in Germany and the United States.  In 2015 Bayer invested a total of 51 million Euro in charitable activities worldwide, covering “Sport and Culture”, “Health and Basic Social Needs” and “Education and Science”.

NEXT STEPS

25.       What are the next steps in this process from a Bayer perspective?

•                  It is our preference to work together with Monsanto to reach a mutually agreeable negotiated transaction. We are confident that Monsanto’s shareholders will conclude that our offer presents an immediate and certain value maximizing opportunity.  We strongly encourage Monsanto to promptly enter into discussions with us towards agreeing upon a transaction

Forward-Looking Statements

This document may contain forward-looking statements based on current assumptions and forecasts made by Bayer management. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of the company and the estimates given here. These factors include those discussed in Bayer’s public reports which are available on the Bayer website at www.bayer.com. The company assumes no liability whatsoever to update these forward-looking statements or to conform them to future events or developments.

Additional Information

This communication relates to a proposed offer by Bayer Aktiengesellschaft or its subsidiaries (“Bayer”), to purchase all of the outstanding shares of common stock, par value $0.01 per share, of Monsanto Company, a Delaware corporation (“Monsanto”).  This communication is neither an offer to purchase nor a solicitation of an offer to sell shares of Monsanto.  No tender offer for the shares of Monsanto has commenced at this time.  At the time a tender offer for the shares of Monsanto is commenced, Bayer will file tender offer materials (including an Offer to Purchase, a related Letter of Transmittal and certain other offer documents) with the Securities and Exchange Commission (the “SEC”) with respect to the tender offer.  Any definitive tender offer documents will be mailed to the stockholders of Monsanto.  STOCKHOLDERS OF MONSANTO ARE URGED TO READ THE RELEVANT TENDER OFFER MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFER THAT STOCKHOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING THE TENDER OF THEIR SHARES.  Stockholders of Monsanto will be able to obtain free copies of these documents (if and when available) and other documents filed by Bayer with the SEC through the website maintained by the SEC at www.sec.gov.